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Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 18, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Trust”)
(File No. 811-03980)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Trust’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Securities and Exchange Commission on July 1, 2019 relating to the Special Meeting of Shareholders (the “Meeting”) of the Strategic Income Portfolio (the “Fund”), an existing series of the Trust, being held to consider and act upon a proposal to change the Fund’s investment objective. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Proxy Statement on its behalf. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about July 18, 2019. Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.    Under Proposal No. 1, please revise the disclosure to include (i) a brief summary describing how the investment strategy revisions differ from the Fund’s current investment strategies, (ii) the process by which the Adviser determines which portfolio securities to sell and (iii) a description of any changes to the Fund’s risk profile.

Response 1.  The disclosure has been revised accordingly except that, with respect to (ii), the existing disclosure provides that “[t]he Adviser may sell securities or exit positions when it believes that expected risk-adjusted return is low compared to other investment opportunities.”

Comment 2.   Please supplementally disclose the Fund’s anticipated asset allocation to below investment grade non-agency mortgage-backed securities.

Response 2.  The Fund anticipates allocating approximately 15% of its assets to below investment grade non-agency mortgage-backed securities, although it may invest up to 50% of its assets in the foregoing securities, subject to change based upon market conditions and other factors.

Comment 3.   Please revise the proxy cards to include voting boxes for any adjournments or postponements of the Meeting.

Response 3.  We respectfully acknowledge the comment; however, as noted in the Proxy Statement, the chairman of the Meeting or an officer of the Trust has the power to adjourn the Meeting from time to time.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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